UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2025

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Group’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Results of AGM dated 23 May 2025, prepared by WPP plc.

FOR IMMEDIATE RELEASE	23 May 2025

WPP PLC ("WPP")

Results of AGM

Following its Annual General Meeting ("AGM") held at 11.00am on Friday 23 May 2025, WPP announces the results of the poll vote for each resolution set out in the Notice of AGM. The full text of the resolutions proposed at the AGM is included in WPP's Notice of AGM published on 28 March 2025, which is available on WPP's website at: www.wpp.com/investors.

Resolutions 1 to 19 were passed as ordinary resolutions and resolutions 20 to 22 were passed as special resolutions.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For	%	Total Votes Against	%	Total Votes Cast	Votes Withheld
1 Ordinary Resolution to receive the 2024 Annual Report and Accounts	947,593,254	99.98%	150,159	0.02%	947,743,413	1,184,001
2 Ordinary Resolution to declare a final dividend	947,335,153	99.85%	1,469,084	0.15%	948,804,237	123,177
3 Ordinary Resolution to approve the Compensation Committee report	825,469,085	87.00%	123,294,722	13.00%	948,763,807	163,607
4 Ordinary Resolution to elect Philip Jansen as a Director	941,253,965	99.21%	7,501,673	0.79%	948,755,638	171,776
5 Ordinary Resolution to re-elect Angela Ahrendts DBE as a Director	919,106,039	96.88%	29,616,329	3.12%	948,722,368	205,046
6 Ordinary Resolution to re-elect Simon Dingemans as a Director	831,251,293	87.62%	117,466,689	12.38%	948,717,982	209,432
7 Ordinary Resolution to re-elect Sandrine Dufour as a Director	849,685,741	89.56%	99,033,457	10.44%	948,719,198	208,216
8 Ordinary Resolution to re-elect Tom Ilube CBE as a Director	820,602,654	86.50%	128,115,948	13.50%	948,718,602	208,812
9 Ordinary Resolution to re-elect Mark Read CBE as a Director	931,570,567	99.95%	497,584	0.05%	932,068,151	16,859,263
10 Ordinary Resolution to re-elect Cindy Rose OBE as a Director	918,855,883	96.85%	29,868,048	3.15%	948,723,931	203,483
11 Ordinary Resolution to re-elect Andrew Scott as a Director	947,930,752	99.91%	848,792	0.09%	948,779,544	147,870
12 Ordinary Resolution to re-elect Keith Weed CBE as a Director	947,965,470	99.92%	761,066	0.08%	948,726,536	200,878
13 Ordinary Resolution to re-elect Jasmine Whitbread as a Director	840,490,895	88.59%	108,231,583	11.41%	948,722,478	204,936
14 Ordinary Resolution to re-elect Joanne Wilson as a Director	948,202,971	99.94%	536,782	0.06%	948,739,753	187,661
15 Ordinary Resolution to re-elect Dr. Ya-Qin Zhang as a Director	946,273,903	99.74%	2,447,690	0.26%	948,721,593	205,821
16 Ordinary Resolution to re-appoint PricewaterhouseCoopers LLP as the auditor of the Company	948,577,567	99.98%	209,812	0.02%	948,787,379	140,035
17 Ordinary Resolution to authorise the Audit Committee, on behalf of the Board, to determine the auditor's remuneration	948,623,010	99.98%	154,988	0.02%	948,777,998	149,416
18 Ordinary Resolution to authorise the Directors to allot relevant securities	812,052,318	85.59%	136,684,967	14.41%	948,737,285	189,374
19 Ordinary Resolution to approve the renewal of the WPP plc Share Option Plan as amended	843,638,856	99.21%	6,703,622	0.79%	850,342,478	98,584,436
20 Special Resolution to authorise the Company to purchase its own shares	946,335,614	99.76%	2,316,780	0.24%	948,652,394	275,020
21 Special Resolution to authorise the Directors to allot equity securities wholly for cash	825,323,077	97.20%	23,790,022	2.80%	849,113,099	99,812,371
22 Special Resolution to authorise the disapplication of pre-emption rights	834,417,491	88.08%	112,970,577	11.92%	947,388,068	1,537,402

Notes:

(1)  The "for" votes include those giving the Chair discretion.

(2)  Total votes "for" and "against" are expressed as a percentage of the total votes cast.

(3)  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.

(4)  Issued Share Capital (excluding Treasury Shares): 1,078,802,358 ordinary shares.

The above poll results will shortly be available on WPP's website at www.wpp.com/investors. In accordance with Listing Rule 6.4.2 a copy of the resolutions, other than those concerning ordinary business of the Company, will be submitted to the FCA and will in due course be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Balbir Kelly-Bisla
Company Secretary

Further information
Media: press@wpp.com
Investors: irteam@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 23 May 2025	By: ______________________
Balbir Kelly-Bisla
Company Secretary